OSISKO REPORTS Q2 2024 RESULTS

Record operating cash flows of $52.3 million with quarterly cash margin of 97%

Appointment of Ms. Wendy Louie to the Board of Directors

Montréal, August 6, 2024 - Osisko Gold Royalties Ltd (the "Company" or "Osisko") (OR: TSX & NYSE) today announced its consolidated financial results for the second quarter of 2024. Amounts presented are in Canadian dollars, except where otherwise noted.

Highlights

  20,068 gold equivalent ounces1 ("GEOs") earned (24,645 GEOs in Q2 2023);
  Revenues from royalties and streams of $64.8 million ($60.5 million in Q2 2023);
  Record cash flows generated by operating activities of $52.3 million ($47.4 million in Q2 2023);
  Net loss of $21.1 million, $0.11 per basic share (net earnings of $18.0 million, $0.10 per basic share in Q2 2023), as a result of a non-cash impairment loss of $67.8 million on the Eagle gold royalty, representing 100% of the net book value on June 30, 2024 ($49.9 million, net of income taxes);
  Record adjusted earnings2 of $33.2 million, $0.18 per basic share ($27.2 million, $0.15 per basic share in Q2 2023);
  Repayment of $44.2 million under the revolving credit facility and extension of the maturity date from September 29, 2026 to April 30, 2028;
  Cash balance of $65.7 million and debt outstanding of $109.0 million as at June 30, 2024;
  Publication of the fourth edition of the Company's sustainability report, Growing Responsibly and the 2024 Asset Handbook; and,
  Declaration of a quarterly dividend of $0.065 per common share paid on July 15, 2024 to shareholders of record as of the close of business on June 28, 2024, an increase of 8%.

Subsequent to June 30, 2024

  Acquisition by Osisko Bermuda Limited of a new gold stream on SolGold plc's Cascabel copper-gold project in Ecuador;
  First delivery under the CSA copper stream from Metals Acquisition Limited;
  First payment from Agnico Eagle Mines Ltd. under the Akasaba West 2.5% NSR royalty;
  Additional repayments of $13.8 million (US$10.0 million) on the revolving credit facility; and
  Declaration of a quarterly dividend of $0.065 per common share payable on October 15, 2024 to shareholders of record as of the close of business on September 30, 2024.

Appointment of Ms. Wendy Louie to Osisko's Board of Directors

Osisko is also pleased to announce the appointment of Ms. Wendy Louie to its Board of Directors.

Ms. Louie is a Canadian Chartered Professional Accountant with over 25 years of diverse finance and leadership experience focused primarily on the mining industry. Ms. Louie was the Vice President Finance and CFO of Sabina Gold and Silver Corp. until its acquisition by B2Gold Corp in April 2023. Prior to that, Ms. Louie also held several senior management roles at Goldcorp Inc. from 2006 to 2016 serving as Vice President Finance, Vice President Reporting and Assistant Controller. From 2004 to 2006, Ms. Louie was also a Senior Tax Manager at Ernst & Young and from 1995 to 2004, she held various finance positions with Duke Energy Canada. Ms. Louie currently serves as an Independent Director for Liberty Gold Corp.

Mr. Norman MacDonald, Chair of Osisko's Board of Directors commented: "We are very excited to have Wendy join Osisko's Board of Directors. Her wealth of experience at the corporate level, with her having held various senior finance roles at growth-oriented resource companies both big and small, made her an ideal candidate to be appointed as Osisko's newest Independent Director. Her proven track record, attention to detail, and dedication to the highest professional standards will no doubt benefit Osisko and its shareholders going forward."

Additional Commentary

Jason Attew, President & CEO of Osisko commented: "Osisko's second quarter of 2024 was a markedly busy one, thanks to the Company's robust corporate development pipeline and its ever-evolving portfolio of assets. Increased commodity prices resulted in strong revenues and record operating cash flows that allowed Osisko to continue to rapidly pay down its revolving credit facility. As such, Osisko's balance sheet remains well-positioned for the future deployment of capital towards new accretive growth opportunities. A perfect example of this was the recent announcement of the acquisition of the Cascabel gold stream by Osisko Bermuda, a transaction that was completed subsequent to quarter-end and one that provides the Company with an additional long-term growth lever on a tier-1 copper-gold asset3.

Prior to the heap leach facility failure at Victoria Gold's Eagle mine, Osisko was tracking well with regard to its previously published 2024 GEO delivery guidance range of 82,000 - 92,000 GEOs. However, under our assumption that production at Eagle will remain suspended through to the end of 2024, the Company has decided to adjust its 2024 GEO delivery guidance range to 77,000 - 83,000 GEOs. The revised guidance also factors in the recently disclosed two-month delay in Capstone's ramp-up to 20,000 tonnes per day at Mantos Blancos. Recall that we had previously expected a marginally stronger second half to the year in 2024, thanks mostly to the CSA copper stream, and to a lesser extent, our NSR royalties at Akasaba West and Tocantinzinho; two out of three of these assets, in fact, are already contributing to Osisko's top line, with first payments from Tocantinzinho expected in the fourth quarter. Finally, at Namdini, the project is still on schedule to pour first gold before end-of-year, thus providing Osisko with additional growth heading into 2025."

Q2 2024 RESULTS CONFERENCE AND WEBCAST CALL DETAILS

Conference Call:	Wednesday, August 7th, 2024 at 10:00 am ET
Dial-in Numbers: (Option 1)	North American Toll-Free: 1 (800) 717-1738 Local - Montréal: 1 (514) 400-3792 Local - Toronto: 1 (289) 514-5100 Local - New York: 1 (646) 307-1865 Conference ID: 66153
Webcast link: (Option 2)	https://viavid.webcasts.com/starthere.jsp?ei=1679304&tp_key=1149f8ec91
Replay (available until Monday, September 9th at 11:59 am ET):	North American Toll-Free: 1 (888) 660-6264 Local - Toronto: 1 (289) 819-1325 Local - New York: 1 (646) 517-3975 Playback Passcode: 66153#
Replay also available on our website at www.osiskogr.com

Qualified Person

The scientific and technical content of this news release has been reviewed and approved by Mr. Guy Desharnais, Ph.D., P.Geo., Vice President, Project Evaluation at Osisko Gold Royalties Ltd, who is a "qualified person" as defined by National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101").

About Osisko Gold Royalties Ltd

Osisko Gold Royalties Ltd is an intermediate precious metal royalty company which holds a North American focused portfolio of over 185 royalties, streams and precious metal offtakes, including 20 producing assets. Osisko's portfolio is anchored by its cornerstone asset, a 3-5% net smelter return royalty on the Canadian Malartic Complex, home to one of Canada's largest gold mines.

Osisko's head office is located at 1100 Avenue des Canadiens-de-Montréal, Suite 300, Montréal, Québec, H3B 2S2.

For further information, please contact Osisko Gold Royalties Ltd:

Grant Moenting	Heather Taylor
Vice President, Capital Markets	Vice President, Sustainability and Communications
Tel: (647) 477-2087 x116	Tel: (647) 477-2087 x105
Mobile: (365) 275-1954
Email: gmoenting@osiskogr.com	Email: htaylor@osiskogr.com

Notes:

(1) Gold Equivalent Ounces

GEOs are calculated on a quarterly basis and include royalties and streams. Silver ounces and copper tonnes earned from royalty and stream agreements are converted to gold equivalent ounces by multiplying the silver ounces or copper tonnes by the average silver price per ounce or copper price per tonne for the period and dividing by the average gold price per ounce for the period. Diamonds, other metals and cash royalties are converted into gold equivalent ounces by dividing the associated revenue by the average gold price per ounce for the period.

Average Metal Prices and Exchange Rate

	Three months ended June 30,
	2024	2023

Gold(i)	$2,338	$1,976
Silver(ii)	$28.84	$24.13

Exchange rate (US$/Can$)(iii)	1.3683	1.3428

(i) The London Bullion Market Association's PM price in U.S. dollars per ounce.

(ii) The London Bullion Market Association's price in U.S. dollars per ounce.

(iii) Bank of Canada daily rate.

(2) Non-IFRS Performance Measures

The Company has included certain performance measures in this press release that do not have any standardized meaning prescribed by IFRS Accounting Standards including (i) cash margin (in dollars and in percentage of revenues), (ii) adjusted earnings and (iii) adjusted earnings per basic share. The presentation of these non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. These measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS Accounting Standards. As Osisko's operations are primarily focused on precious metals, the Company presents cash margins and adjusted earnings as it believes that certain investors use this information, together with measures determined in accordance with IFRS Accounting Standards, to evaluate the Company's performance in comparison to other companies in the precious metals mining industry who present results on a similar basis. However, other companies may calculate these non-IFRS measures differently.

Cash Margin (in dollars and in percentage of revenues)

Cash margin (in dollars) represents revenues less cost of sales (excluding depletion). Cash margin (in percentage of revenues) represents the cash margin (in dollars) divided by revenues.

	Three months ended June 30,		Six months ended June 30,
(in thousands of dollars)	2024	2023	2024	2023
	$	$	$	$

Royalty interests
Revenues	46,236	39,323	90,780	78,501
Less: cost of sales (excluding depletion)	(145)	(205)	(250)	(340)
Cash margin (in dollars)	46,091	39,118	90,530	78,161

Depletion	(5,361)	(5,610)	(10,895)	(12,458)
Gross profit	40,730	33,508	79,635	65,703

Stream interests
Revenues	18,610	21,177	34,817	41,586
Less: cost of sales (excluding depletion)	(2,081)	(4,055)	(3,809)	(7,961)
Cash margin (in dollars)	16,529	17,122	31,008	33,625

Depletion	(5,052)	(7,357)	(11,042)	(14,004)
Gross profit	11,477	9,765	19,966	19,621

Royalty and stream interests Total cash margin (in dollars)	62,620	56,240	121,538	111,786
Divided by: total revenues	64,846	60,500	125,597	120,087
Cash margin (in percentage of revenues)	96.6%	93.0%	96.8%	93.1%

Total - Gross profit	52,207	43,273	99,601	85,324

Adjusted earnings and adjusted earnings per basic share

Adjusted earnings is defined as: net earnings (loss), adjusted for certain items: foreign exchange gains (losses), impairment charges and reversal related to royalty, stream and other interests, changes in allowance for expected credit losses, write-offs and impairment of investments, gains (losses) on disposal of assets, gains (losses) on investments, share of income (loss) of associates, transaction costs and other items such as non-cash gains (losses), as well as the impact of income taxes on these items. Adjusted earnings per basic share is obtained from the adjusted earnings divided by the weighted average number of common shares outstanding for the period.

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
(in thousands of dollars, except per share amounts)	$	$	$	$

Net (loss) earnings	(21,115)	17,961	(6,042)	38,809

Adjustments:
Impairment of royalty interests	67,832	6,629	67,832	6,629
Foreign exchange loss	1,069	172	4,319	153
Share of loss (income) of associates	3,117	(19,167)	16,675	(13,022)
Changes in allowance for expected credit losses and write-offs	-	19,860	(1,895)	20,131
Loss (gain) on investments	355	4,066	(101)	1,969
Tax impact of adjustments	(18,093)	(2,300)	(17,909)	(2,293)

Adjusted earnings	33,165	27,221	62,879	52,376

Weighted average number of common shares outstanding (000's)	186,217	185,302	186,009	184,990

Adjusted earnings per basic share	0.18	0.15	0.34	0.28

(3) Please refer to SolGold plc's press release dated May 14, 2024 and entitled "SolGold plc Key Financial Developments" available on SolGold's SEDAR+ profile at www.sedarplus.ca.

Forward-Looking Statements

Certain statements contained in this press release may be deemed "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. Forward-looking statements are statements other than statements of historical fact, that address, without limitation, future events, that Osisko will be able to deploy capital toward accretive growth opportunities, that Osisko will meet its revised guidance estimate, and that results for the second half of the year will be, all things being equal, stronger. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential", "scheduled" and similar expressions or variations (including negative variations), or that events or conditions "will", "would", "may", "could" or "should" occur. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors, most of which are beyond the control of Osisko, and actual results may accordingly differ materially from those in forward-looking statements. Such risk factors include, without limitation, (i) with respect to properties in which Osisko holds a royalty, stream or other interest; risks related to: (a) the operators of the properties, (b) timely development, permitting, construction, commencement of production, ramp-up (including operating and technical challenges), (c) differences in rate and timing of production from resource estimates or production forecasts by operators, (d) differences in conversion rate from resources to reserves and ability to replace resources, (e) the unfavorable outcome of any challenges or litigation relating title, permit or license, (f) hazards and uncertainty associated with the business of exploring, development and mining including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding and other natural disasters or civil unrest or other uninsured risks, (ii) with respect to other external factors: (a) fluctuations in the prices of the commodities that drive royalties, streams, offtakes and investments held by Osisko, (b) fluctuations in the value of the Canadian dollar relative to the U.S. dollar, (c) regulatory changes by national and local governments, including permitting and licensing regimes and taxation policies, regulations and political or economic developments in any of the countries where properties in which Osisko holds a royalty, stream or other interest are located or through which they are held, (d) continued availability of capital and financing and general economic, market or business conditions, and (e) responses of relevant governments to infectious diseases outbreaks and the effectiveness of such response and the potential impact of such outbreaks on Osisko's business, operations and financial condition; (iii) with respect to internal factors: (a) business opportunities that may or not become available to, or are pursued by Osisko, (b) the integration of acquired assets or (c) the determination of Osisko's PFIC status (d) that financial information may be subject to year-end adjustments. The forward-looking statements contained in this press release are based upon assumptions management believes to be reasonable, including, without limitation: the absence of significant change in Osisko's ongoing income and assets relating to determination of its PFIC status, and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended and, with respect to properties in which Osisko holds a royalty, stream or other interest, (i) the ongoing operation of the properties by the owners or operators of such properties in a manner consistent with past practice and with public disclosure (including forecast of production), (ii) the accuracy of public statements and disclosures made by the owners or operators of such underlying properties (including expectations for the development of underlying properties that are not yet in production), (iii) no adverse development in respect of any significant property, (iv) that statements and estimates relating to mineral reserves and resources by owners and operators are accurate and (v) the implementation of an adequate plan for integration of acquired assets.

For additional information on risks, uncertainties and assumptions, please refer to the most recent Annual Information Form of Osisko filed on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov which also provides additional general assumptions in connection with these statements. Osisko cautions that the foregoing list of risk and uncertainties is not exhaustive. Investors and others should carefully consider the above factors as well as the uncertainties they represent and the risk they entail. Osisko believes that the assumptions reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be accurate as actual results and prospective events could materially differ from those anticipated such the forward-looking statements and such forward-looking statements included in this press release are not guarantee of future performance and should not be unduly relied upon. In this press release, Osisko relies on information publicly disclosed by other issuers and third parties pertaining to its assets and, therefore, assumes no liability for such third-party public disclosure. These statements speak only as of the date of this press release. Osisko undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by applicable law.

Osisko Gold Royalties Ltd Consolidated Balance Sheets (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars)

	June 30,	December 31,
	2024	2023
	$	$

Assets

Current assets

Cash	65,724	67,721
Short-term investments	14,466	8,200
Amounts receivable	6,456	6,282
Other assets	1,425	1,842
	88,071	84,045

Non-current assets

Investments in associates	94,725	115,651
Other investments	102,279	93,025
Royalty, stream and other interests	1,486,501	1,553,111
Goodwill	111,204	111,204
Other assets	8,874	8,951
	1,891,654	1,965,987

Liabilities

Current liabilities

Accounts payable and accrued liabilities	4,611	8,209
Dividends payable	12,101	11,121
Lease liabilities	1,182	1,122
	17,894	20,452

Non-current liabilities

Lease liabilities	6,270	6,879
Long-term debt	108,966	191,879
Deferred income taxes	95,321	96,279
	228,451	315,489

Equity

Share capital	2,111,336	2,097,691
Contributed surplus	77,791	79,446
Accumulated other comprehensive income	59,158	28,058
Deficit	(585,082)	(554,697)
	1,663,203	1,650,498
	1,891,654	1,965,987

Osisko Gold Royalties Ltd Consolidated Statements of Income (Loss) For the three and six months ended June 30, 2024 and 2023 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars)

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
	$	$	$	$

Revenues	64,846	60,500	125,597	120,087

Cost of sales	(2,226)	(4,260)	(4,059)	(8,301)
Depletion	(10,413)	(12,967)	(21,937)	(26,462)
Gross profit	52,207	43,273	99,601	85,324

Other operating expenses
General and administrative	(6,367)	(7,308)	(12,497)	(13,517)
Business development	(2,089)	(1,297)	(3,449)	(2,793)
Impairment of royalty interests	(67,832)	(6,629)	(67,832)	(6,629)
Operating (loss) income	(24,081)	28,039	15,823	62,385
Interest income	1,245	2,170	2,504	4,233
Finance costs	(2,839)	(3,445)	(6,570)	(6,315)
Foreign exchange loss	(1,069)	(172)	(4,319)	(153)
Share of (loss) income of associates	(3,117)	19,167	(16,675)	13,022
Other (losses) gains, net	(355)	(23,926)	1,996	(22,100)
(Loss) earnings before income taxes	(30,216)	21,833	(7,241)	51,072
Income tax recovery (expense)	9,101	(3,872)	1,199	(12,263)
Net (loss) earnings	(21,115)	17,961	(6,042)	38,809

Net (loss) earnings per share
Basic and diluted	(0.11)	0.10	(0.03)	0.21

Osisko Gold Royalties Ltd Consolidated Statements of Cash Flows For the three and six months ended June 30, 2024 and 2023 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars)

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
	$	$	$	$
Operating activities
Net (loss) earnings	(21,115)	17,961	(6,042)	38,809
Adjustments for:
Share-based compensation	2,261	2,868	4,374	5,157
Depletion and amortization	10,742	13,271	22,595	27,025
Impairment of royalty interests	67,832	6,629	67,832	6,629
Impairment of investments in associates	-	-	-	271
Changes in expected credit losses of other investments	-	19,860	(1,895)	19,860
Share of loss (income) of associates	3,117	(19,167)	16,675	(13,022)
Change in fair value of financial assets at fair value through profit and loss	355	1,009	(101)	3,754
Net gain on dilution of investments	-	-	-	(4,842)
Loss on the deemed disposal of an associate	-	3,057	-	3,057
Foreign exchange loss	1,053	9	4,340	25
Deferred income tax (recovery) expense	(9,534)	3,270	(2,166)	10,730
Other	152	447	309	483
Net cash flows provided by operating activities before changes in non-cash working capital items	54,863	49,214	105,921	97,936
Changes in non-cash working capital items	(2,545)	(1,822)	(3,226)	(5,094)
Net cash flows provided by operating activities	52,318	47,392	102,695	92,842

Investing activities
Acquisitions of short-term investments	(5,067)	(2,154)	(5,967)	(3,797)
Acquisitions of investments	-	(53,008)	-	(53,279)
Proceeds on disposal of investments	-	6	5,177	6
Acquisitions of royalty and stream interests	-	(212,762)	-	(212,762)
Other	(3)	(6)	(7)	(6)
Net cash flows used in investing activities	(5,070)	(267,924)	(797)	(269,838)

Financing activities
Increase in long-term debt	-	186,909	-	186,909
Repayment of long-term debt	(44,238)	-	(87,855)	(13,463)
Exercise of share options and shares issued under the share purchase plan	2,737	1,662	7,604	10,562
Dividends paid	(10,130)	(9,292)	(20,487)	(19,045)
Withholding taxes on settlement of restricted and deferred share units	-	(3,893)	(2,987)	(4,349)
Other	(977)	(234)	(1,365)	(446)
Net cash flows (used in) provided by financing activities	(52,608)	175,152	(105,090)	160,168

Decrease in cash before effects of exchange rate changes on cash	(5,360)	(45,380)	(3,192)	(16,828)
Effects of exchange rate changes on cash	483	(3,671)	1,195	(3,687)
Decrease in cash	(4,877)	(49,051)	(1,997)	(20,515)
Cash - beginning of period	70,601	119,084	67,721	90,548
Cash - end of period	65,724	70,033	65,724	70,033